Exhibit C-51

SECURED PROMISSORY NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES OR BLUE SKY LAWS OF ANY OTHER JURISDICTION OR POLITCIAL SUBDIVISION (THE "OTHER LAWS") AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR QUALIFICATION UNDER THE ACT AND OTHER LAWS OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION THEREUNDER.

$3,407,022	Date of Issuance: December 23, 2002
Effective as of December 1, 2002

FOR VALUE RECEIVED, the undersigned, R. S. Andrews of Maryland, Inc., a Georgia corporation ("Maker"), hereby promises to pay to the order of Richard Roeder, Jr., his successors and assigns or order (the "Holder"), at Maker's principal offices, or such other place as the Holder may direct, the principal sum of Three Million, Four Hundred Seven Thousand Twenty-Two Dollars and 00/100 ($3,407,022.00) plus interest on the principal amount outstanding at the rate per annum equal to three and two-hundredths percent (3.02%) (the "stated rate"). Principal and accrued interest shall be payable in monthly installments, in accordance with the amortization schedule attached hereto as Exhibit A (as adjusted from time to time in accordance herewith), beginning on January 1, 2003, and continuing for a period of sixty (60) months (as such period may be shortened or lengthened from time to time in accordance herewith) until paid in full. Beginning on January 15, 2004, Maker shall cause the Chief Financial Officer of R.S. Andrews Enterprises, Inc. ("RSAE"), or such other senior financial officer as he may designate, to: (i) determine the Free Cash Flow (as hereinafter defined) of Maker for the prior twelve (12) month period ending on December 31, 2003; and (ii) prepare a new amortization schedule for the remaining installment payments hereunder so that the ensuing adjusted installment payments, beginning on February 1, 2004, equal one-twelfth (1/12) of the Free Cash Flow as so determined (or the remaining balance of principal and interest, if less) and the number of months for payment is lengthened or shortened to conform to the outstanding principal balance using the same stated rate of interest. On July 15, 2004, the Chief Financial Officer, or such other senior financial officer as he may designate, shall repeat such process by determining the Free Cash Flow for the twelve month period ending June 30, 2004, with the ensuing installment payments, adjusted as provided above, beginning on August 1, 2004. The process shall be repeated on each subsequent January 15 and July 15, with adjusted payments beginning on each subsequent February 1 and August 1, respectively, until principal and interest is paid in full, unless sooner paid as provided herein or in the Transaction Documents (as defined in the Security Agreement). Provided, however, that in the event that the employment of Richard Roeder, Jr. with Maker is terminated, no adjustment as provided above will result in any subsequent monthly installment payment being less than two-thirds (2/3) of the monthly installment payment in effect as of the date of such termination. Any dispute or controversy over the determination of Free Cash Flow shall be submitted to binding arbitration as provided below.

Immediately upon determining Free Cash Flow and the revised amortization schedule as provided herein, the Chief Financial Officer of RSAE will provide to Holder, by written notice as provided in Section 12 of the Security Agreement, a copy of the calculation and backup support for the numbers used in the calculation, tied into Maker's accounting records. Holder or his accountants or advisors shall, subject to prior notice, have access at all reasonable times during business hours to the books and records (and the right to make copies thereof) of Maker for purposes of determining the validity of such calculations.

For purposes of this Note, "Free Cash Flow" means, for any period of twelve (12) consecutive months, (i) Operating Cash Flow (as defined below) of Maker for such period minus (ii) the sum of Maker's (a) taxes, federal and state, imposed on income, to the extent actually paid, and (b) total interest expense (including non-cash interest, but excluding intercompany interest payments, tax penalties and interest thereon, and back taxes, whether or not paid), and (c) cash disbursed for depreciable assets as approved by Holder, whose approval shall not be unreasonably withheld, provided however that only the current portion of depreciation or amortization of such assets shall be treated as a disbursement in the applicable twelve month period. "Operating Cash Flow" means (x) all cash receipts from sales of any kind to customers in the ordinary course of Maker's business, minus (y) all cash disbursements for inventory, supplies, payroll (including, without limitation, bonuses to Holder under Maker's Annual Incentive Plan for General Managers), professional fees, rent, and other operating expenses required in the ordinary course of Maker's business operations. The foregoing notwithstanding, payments under Section 14(i) of the General Agreement, the Note, Security Agreement, Pledge Agreement, or Guaranty shall not be deducted in the calculation of Operating Cash Flow. Capital leases will be treated as operating leases for purposes of the calculation of Operating Cash Flow.

For purposes of illustration only, attached hereto as Exhibit B are examples of the amortization schedule adjustments based on Free Cash Flow surpluses or deficiencies.

This Note is intended to evidence a full recourse obligation of Maker. If any scheduled installment remains unpaid for thirty (30) days following receipt by Maker of notice from Holder that such installment is past due, the interest rate applied to the installment (whether or not adjusted as provided above ) from the date it is past due until paid shall be the lesser of (i) the maximum rate permitted by applicable law or (ii) the stated rate increased by a factor of six percent (6%) per annum ("increased interest"). For the avoidance of doubt, the increased interest rate shall apply to only the unpaid principal installment and not to accrued but unpaid interest or fees or charges or to any portion of principal which is due in advance of the normal amortization schedule as a result of acceleration. Holder shall retain all other rights and remedies available to a secured party under applicable law, including, without limitation, the Uniform Commercial Code of the State of Georgia or the State where such rights are asserted.

This Note is executed in connection with the transactions pursuant to that certain General Agreement (the "General Agreement") of even date herewith, by and among Holder, RSAE, and Maker.

This Note is executed and delivered together with a Security Agreement by and between Maker and Holder (the "Security Agreement") by which Maker has granted to Holder a security interest in all of its assets, as more fully set forth therein as security for the obligations evidenced by such Note.

In addition, this Note is executed and delivered together with a Pledge Agreement by and between RSAE and Holder (the "Pledge Agreement"), by which RSAE has pledged to Holder, among other things, its right, title, and interest in and to all of the shares of the capital stock of Maker held or later acquired by RSAE as security for the obligations evidenced by such Note.

Holder may declare the entire outstanding principal amount of this Note and any accrued interest owing thereon immediately due and payable:

(i) upon the occurrence of a Change of Control of Maker (as defined below) and if the entire outstanding principal amount of this Note and any accrued interest owing thereon is not paid in full within 10 days thereafter;

(ii) if an Event of Default (as hereinafter defined) occurs hereunder and is not cured within six (6) months; provided, however, that for purposes of determining such six month period, an Event of Default shall be deemed continuing from the time of an initial Event of Default until the time that such initial Event of Default and all subsequent Events of Default occurring after such initial Event of Default are fully cured at the same time, it being the intention of the parties that once begun, the period of default shall continue without interruption, whether or not the initial Event of Default or any subsequent Event of Default has been cured, until all outstanding Events of Default have been cured;

(iii) Maker makes a general assignment for the benefit of creditors; or

(iv) any proceeding is instituted by or against the Maker seeking to adjudicate it as bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debt under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking the entry of an order for relief or for any substantial part of its property, and with respect to any such proceeding instituted against Maker, such proceeding is not dismissed within 90 days of commencement.

For purposes of this Note, a "Change of Control" shall be deemed to have occurred with respect to Maker upon the occurrence of any of the following events in a transaction or series of transactions: (A) the sale of all or substantially all of the assets of Maker or RSAE; (B) the sale of 50% or more of the capital stock of Maker or RSAE or issuance of additional shares of Maker or RSAE constituting, in the aggregate, 50% or more of the capital stock of Maker or RSAE (except to an ESOP or the current management group, in which Holder has a substantial participation, or to financial or institutional (i.e., not industry-based) investors who do not substantially change management, direction or operations of RSAE or RSAM; or (C) a merger or consolidation of Maker or RSAE with or into any other entity; provided, however, that any such transactions, alone or in combination, shall not constitute a "Change of Control" if (i) control of Maker is retained by Home Service Solutions, Inc. ("HSS"), Great Plains Energy Incorporated ("Great Plains") or Kansas City Power & Light ("KCPL"), its or their direct or indirect subsidiaries or any entity who, through one or more intermediaries controls, is controlled by, or is under common control with, Maker, HSS, Great Plains or KCPL, or its or their commercial lenders, including LaSalle Bank, N.A., or a trust or holding company established for its or their sole benefit. As used in this paragraph, "sale" means any sale, conveyance, transfer, gift, assignment, disposition or alienation of any nature, but shall exclude a sale of the Collateral pursuant to the Security Agreement or the RSAM Stock pursuant to the Pledge Agreement; and "control" means the possession, directly or indirectly, of either (i) fifty percent (50%) or more of the outstanding voting equity of a given entity, or (ii) the power to direct or cause the direction of management and policies of a person or entity, whether through the ownership of voting securities, by contract, or otherwise.

Each of the following shall constitute an Event of Default hereunder: (i) Maker fails to pay any amount due and payable under this Note (a "Payment Default"), or (ii) (A) there is a material breach or default under, or Maker or RSAE fails in any material respect to perform any of its duties or obligations as specified in (1) that certain secured promissory note, in the principal amount of $655,926.00 dated as of even date herewith, by RSAE in favor of Chamberlain & Cansler, Inc. (the "C&C Note"), (2) the Security Agreement, (3) the Pledge Agreement, or (4) the Limited Recourse Corporate Guaranty executed in connection herewith, including, in each case their respective amendments and supplements thereto, restatements thereof and renewals, extensions, restructurings and refinancings thereof, and (B) Maker or RSAE, as applicable, does not cure said breach or default within ten (10) days after notice thereof from Holder (a "Cross Default"). For purposes of this paragraph, "material" means greater than Twenty-Five Thousand Dollars ($25,000) in value in any single instance or One Hundred Thousand Dollars ($100,000) in value in the aggregate.

Upon the occurrence of a Payment Default, Holder shall have the right (and shall, if reasonably possible, exercise such right in order to cure a Payment Default) to access seventy-five percent (75%) of Maker's Free Cash Flow and draw upon the Free Cash Flow to such degree as necessary to cure such Payment Default. Promptly following any such Payment Default and on the first day of each month thereafter as long as the Payment Default remains uncured, Maker shall cause the Chief Financial Officer of RSAE, or such other financial officer as he may designate, to certify to Holder the amount of Maker's Free Cash Flow available and also provide instructions to Holder regarding access to or payments from the Free Cash Flow. The percentage of Maker's Free Cash Flow upon which Holder may draw upon shall increase by five percent (5%), per month, up to a maximum of ninety percent (90%), until all past due installments are paid in full. Notwithstanding the foregoing, if Holder accesses Maker's Free Cash Flow at any time between July 1, 2003 and December 31, 2003 in order to cure a Payment Default, Holder shall have the right to access one hundred percent (100%) of Maker's Free Cash Flow and draw upon the Free Cash Flow to such degree as necessary to cure such Payment Default. In the event that more than one installment under this Note is past due at any one time, any increased percentage of Maker's Free Cash Flow that Holder may draw upon shall remain at the increased level until all such past due installments are paid. Payments shall be applied first toward interest that is due and payable, then toward past due installments in order of maturity, then to current installments of principal that are due and payable in the manner specified by Maker.

In the event an action is instituted to enforce or interpret any of the terms of this Note including but not limited to, any action or participation by the Maker in, or in connection with, a case or proceeding under the Bankruptcy Code or any successor statute, the prevailing party shall be entitled to recover all expenses reasonably and actually incurred at, before and after trial and on appeal or review, whether or not taxable as costs, including, without limitation, reasonable and actual attorney fees, witness fees (expert and otherwise), deposition costs, copying charges and other expenses associated with any enforcement required because of breach or collection.

The Maker shall have the privilege of prepaying the principal due under this Note, in whole or in part, without penalty or premium at any time; provided, however, no prepayment shall operate to suspend any scheduled installment when due hereunder. Upon any such prepayment, the prepayment amount shall be applied directly to the outstanding principal balance, in accordance with Exhibit C, discounted at 5.72%, and the term of the Note shall be shortened accordingly. Interest normally accruing hereunder at 3.02% per annum shall not continue to accrue or be payable on prepaid principal.

All parties to this Note hereby waive presentment, dishonor, notice of dishonor, and protest, except as set forth herein. All parties hereto consent to, and Holder is hereby expressly authorized to make, without notice, any and all renewals, extensions, modifications, or waivers of the time for or the terms of payment of any sum or sums due hereunder, or under any documents or instruments relating to or securing this Note, or of the performance of any covenants, conditions or agreements hereof or thereof or the taking or release of collateral securing this Note. Any such action taken by Holder shall not discharge the liability of any party to this Note.

Any claim or controversy arising out of or related to this Note shall be resolved by binding arbitration pursuant to Section 14(g) "Arbitration" of the General Agreement, which Section is incorporated by reference herein.

The parties indicate their acceptance of the foregoing arbitration provisions by initialing below:

_____________MWG________________	______________RR_______________
For RSAM and RSAE	Roeder

Time is of the essence in the performance of this Note.

This Note has been duly executed and delivered under seal in the State of Georgia and shall be governed and construed in accordance with the laws of the State of Georgia.

R. S. ANDREWS OF MARYLAND, INC.

By:  /s/Mercer W. Granade
     Name:  Mercer W. Granade
     Title:  Chief Financial Officer

[SEAL]

[Signature Page to Roeder Secured Promissory Note]